Pricing Term Sheet	Filed pursuant to Rule 433
dated July 15, 2009	Registration File No. 333-143510
Supplementing the Preliminary
Prospectus Supplements
dated July 14, 2009
(To Prospectus dated June 5, 2007)

Janus Capital Group Inc.
Concurrent Offerings of

18,181,819 Shares of Common Stock, par value $0.01 per share
(the “Common Stock Offering”)

and

$150,000,000 principal amount of
3.25% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated July 14, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated July 14, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated June 5, 2007, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-143510.

Issuer:	Janus Capital Group Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	JNS / The New York Stock Exchange (“NYSE”).

Trade Date:	July 15, 2009.

Settlement Date:	July 21, 2009.

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer.

Shares Offered and Sold:	18,181,819 (or a total of 20,909,090 if the underwriters’ over-allotment option to purchase up to 2,727,271 additional shares of the Issuer’s common stock is exercised in full).

Public Offering Price:

$11.00 per share / approximately $200,000,009 total (or approximately $229,999,990 total if the underwriters’ option to purchase up to 2,727,271 additional shares of the Issuer’s common stock is exercised in full).

Use of Proceeds:

The Issuer estimates that the net proceeds of the Common Stock Offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $190,000,009 (or approximately $218,499,991 if the underwriters exercise in full their option to purchase additional shares). The net proceeds from the Common Stock Offering may be used, together with the net proceeds from the Convertible Senior Notes Offering and cash on hand, for one or more of the following purposes:

•      the repurchase of up to $400,000,000 aggregate principal amount of the Issuer’s outstanding 5.875% Notes due 2011, the Issuer’s outstanding 6.250% Notes due 2012 and the Issuer’s outstanding 6.700% Notes due 2017; and

• other general corporate purposes, including the repayment or repurchase of any of the foregoing series of notes that remain outstanding.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to initially offer the shares of the Issuer’s common stock directly to the public at the Public Offering Price. The underwriters may offer the shares of the Issuer’s common stock to selected dealers at the Public Offering Price minus a selling concession of up to $0.3135 per share of common stock.

The underwriting fee is $0.55 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and proceeds, before expenses, to the Issuer assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of the Issuer’s common stock.

	Without over-allotment exercise	With full over- allotment exercise
Per share	$0.55	$0.55
Total	$10,000,000.45	$11,499,999.50
Proceeds, before expenses, to the Issuer	$190,000,008.55	$218,499,990.50

Joint Book-Running Managers:	J.P. Morgan Securities Inc. and Goldman, Sachs & Co.

Co-Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Convertible Senior Notes Offering

Convertible Senior Notes:	3.25% Convertible Senior Notes due 2014.

Aggregate Principal Amount Offered:

$150,000,000 principal amount of Convertible Senior Notes (or a total of $170,000,000 principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $20,000,000 principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price:

100% per Convertible Senior Note / $150,000,000 total (or $170,000,000 total if the underwriters’ option to purchase up to $20,000,000 principal amount of additional Convertible Senior Notes is exercised in full).

Maturity:	The Convertible Senior Notes will mature on July 15, 2014, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	3.25% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2010, to the person in whose name a note is registered at the close of business on January 1 or July 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Closing Stock Price on July 15, 2009:	$11.39 per share of the Issuer’s common stock.

Reference Price:	$11.00 per share of the Issuer’s common stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	27.5% above the Reference Price.

Initial Conversion Price:	Approximately $14.03 per share of the Issuer’s common stock.

Initial Conversion Rate:	71.3012 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Conversion Trigger Price:	Approximately $18.23, which is 130% of the Initial Conversion Price.

Use of Proceeds:

The Issuer estimates that the net proceeds of the Convertible Senior Notes Offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $145,500,000 (or approximately $164,900,000 if the underwriters exercise in full their option to purchase additional Convertible Senior Notes).  The net proceeds from the Convertible Senior Notes Offering may be used, together with the net proceeds from the Common Stock Offering and cash on hand, for one or more of the following purposes:

•      the repurchase of up to $400,000,000 aggregate principal amount of the Issuer’s outstanding 5.875% Notes due 2011, the Issuer’s outstanding 6.250% Notes due 2012 and the Issuer’s outstanding 6.700% Notes due 2017; and

• other general corporate purposes, including the repayment or repurchase of any of the foregoing series of notes that remain outstanding.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to offer the Convertible Senior Notes at the Public Offering Price. The underwriters may offer the Convertible Senior Notes to selected dealers at the Public Offering Price minus a selling concession of up to $16.50 per Convertible Senior Note.

The underwriting fee is $30.00 per Convertible Senior Note. The following table shows the Public Offering Price, underwriting discounts to be paid to the underwriters and proceeds, before expenses, to the Issuer assuming both no exercise and full exercise of the underwriters’ option to purchase additional Convertible Senior Notes:

	Per Convertible Senior Note	Without over- allotment exercise	With full over- allotment exercise
Public offering price	$1,000	$150,000,000	$170,000,000
Underwriting discount	$30	$4,500,000	$5,100,000
Proceeds, before expenses, to the Issuer	$970	$145,500,000	$164,900,000

Joint Book-Running Managers:	J.P. Morgan Securities Inc. and Goldman, Sachs & Co.

Co-Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP Number:	47102X AG0

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Convertible Senior Notes based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$11.00	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00
July 21, 2009	19.6078	7.4021	3.4255	1.9522	1.2323	0.8197	0.5591	0.3842	0.2622	0.1753	0.1124	0.0666	0.0336
July 15, 2010	19.6078	6.8469	2.9713	1.6442	1.0247	0.6772	0.4594	0.3135	0.2118	0.1392	0.0868	0.0488	0.0217
July 15, 2011	19.6078	5.9273	2.3307	1.2430	0.7680	0.5073	0.3437	0.2332	0.1555	0.0996	0.0591	0.0297	0.0092
July 15, 2012	19.6078	4.4980	1.4889	0.7669	0.4811	0.3244	0.2229	0.1518	0.1004	0.0627	0.0348	0.0144	0.0012
July 15, 2013	19.6078	2.1877	0.4797	0.2606	0.1779	0.1265	0.0901	0.0629	0.0417	0.0248	0.0109	0.0002	0.0000
July 15, 2014	19.6078	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $130.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the number of additional shares that will be added to the conversion rate will be determined by assuming that the stock price is instead such price per share.

•                  If the stock price is less than $11.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the number of additional shares that will be added to the conversion rate will be determined by assuming that the stock price is instead such price per share.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 90.9090 per $1,000 principal amount of Convertible Senior Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated July 14, 2009 for the Convertible Senior Notes Offering.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated July 14, 2009 and an accompanying prospectus dated June 5, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002; or from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the preliminary prospectus supplements dated July 14, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.